CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

November 4, 2009

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

State Auto Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed on March 13, 2009 (“2008 Form 10-K”)

Form 10-Q for the Quarterly Period Ended June 30, 2009

Filed on August 6, 2009 (“2009 Second Quarter Form 10-Q”)

File No. 000-19289

Ladies and Gentlemen:

I am responding on behalf of State Auto Financial Corporation (the “Company”) to the September 9, 2009 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Steven E. English, Chief Financial Officer of the Company (the “September 9 Correspondence”), relating to the subject filings. Please note that the Company received an extension from the staff of the Commission to respond to the September 9 Correspondence. The extended response date was November 5, 2009.

Please note that each of the changes to our Form 10-K disclosure as described below is intended to be applicable to our Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and subsequent years, and to our Form 10-Q for the quarter ended September 30, 2009 and subsequent quarters, subject, of course, to changes in the rules applicable to such filings. Furthermore, in the interests of providing clarification with respect to our responses to the SEC staff’s comments, certain of our responses include portions captioned as “Notes to Staff” which are set apart from the rest of the text by being presented in italics. These captioned portions will not be part of future disclosures. For convenience, each comment of the September 9 Correspondence is repeated followed by our response. We believe that the following information responds fully and completely to each of the comments in the September 9 Correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 34

1.	We acknowledge your disclosures regarding the methods you use to compute your critical accounting estimates. Please revise the disclosures to identify and describe the key assumptions that materially affect your estimates. Your revised disclosure should provide investors with an understanding of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. To this effect, please include a sensitivity analysis to highlight the variability that is reasonably likely to occur in applying each of your critical accounting estimates over time. For example, we note your disclosures on page 35 that the actual realizable value of your DAC estimate may vary from the estimated realizable value. Please also discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period.

COMPANY RESPONSE:

Notes to Staff – We recognize the importance of our Critical Accounting Policies, including the identification and selection of key assumptions and their potential variability in the application of those policies. Our existing disclosures concerning Losses and Loss Expenses Payable and Pension and Postretirement Benefit Obligations, both in the footnotes to the financial statements and Management’s Discussion and Analysis (“MDA”) included in our 2008 Form 10-K, identify the key assumptions underlying these amounts. For Losses and Loss Expenses Payable, our current disclosures contain sensitivity analyses as well as the disclosure of changes in estimates that were recorded in each period presented. Footnote disclosures for Pension and Postretirement Benefit Plans inform investors of actuarial gains and losses (differences between assumptions and actual results).

As illustrated below, we intend to make certain enhancements to our 2009 Form 10-K disclosures for Deferred Policy Acquisition Costs (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies) and Pension and Postretirement Benefit Obligations (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other –Employee Benefit Plans), revised and updated as appropriate as of the end of such period. Please note Fair Value Measurements and Share-Based Compensation will no longer be disclosed as Critical Accounting Policies. As discussed in our disclosures, fair value measurements determined by the Company utilizing unobservable inputs are not material or significant. Additionally, share-based compensation is not a material or significant portion of our operating costs.

CRITICAL ACCOUNTING POLICIES

Deferred Policy Acquisition Costs

Acquisition costs, consisting of commissions, premium taxes and certain underwriting expenses relating to the production of property and casualty business, are deferred and amortized over the same period in which the related premiums are earned. The method followed for computing the acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses expected to be incurred, and certain other costs expected to be incurred as premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, that indicate a reduction in expected future profitability may result in unrecoverable deferred policy acquisition costs. We have not recorded any significant changes in estimates for the years ended December 31, 2008, 2007 and 2006, respectively.

OTHER

Employee Benefit Plans

Our assumptions regarding the discount rate and expected return on plan assets could have a significant effect on the amounts related to our benefit obligations and net periodic benefit cost. The table below provides an illustration of variability with respect to the discount rate or expected return on plan assets on our projected benefit obligation and our net periodic benefit cost for our benefit plans.

Holding all other assumptions constant, sensitivity to changes in any one of our key assumptions are as follows:

	Pension			Postretirement
	Discount rate			Discount rate
	-0.25%	6.00%	+0.25%	-0.25%	6.00%	+0.25%
Projected benefit obligation
Net periodic benefit cost

	Expected return on plan assets			Expected return on plan assets
	-0.25%	9.00%	+0.25%	-0.25%	9.00%	+0.25%
Net periodic benefit cost

Results of Operations

Market Risk, page 50

2.	Please revise your sensitivity analysis to disclose sensitivities regarding your fixed maturity securities similar to the investment classification presented in the table on page 98.

COMPANY RESPONSE:

Notes to Staff - The following disclosure will be included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations - Market Risk commencing with our 2009 Form 10-K, revised and updated as appropriate as of the end of such period.

The table below summarizes our interest rate risk and shows the effects of a parallel change in interest rates on the fair value of the fixed maturity portfolio (excluding other debt securities) as of December 31, 2009:

Fair Value

Description of securities ($ millions)	-200 bps Change	-100 bps Change	Actual	+100 bps Change	+200 bps Change
Fixed maturities:
U.S. treasury securities and obligations of U.S. government agencies	$	$	$	$	$
Obligations of states and political subdivisions
Corporate securities
U.S. government agencies residential mortgage-backed securities

Balance as of December 31, 2009	$	$	$	$	$

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Investments, page 98

3.	Tell us why losses on equity securities of $13.4 million at December 31, 2008 and $8.2 million at June 30, 2009 were not considered to be other than temporary impairments and recognized as a loss. Provide us quantified information on losses for more than twelve months and more than nine and six months explaining why those losses were not considered to be other than temporary. For unrealized losses at December 31, 2008 indicate any securities that were impaired in 2009 explaining what triggered the impairment in 2009.

COMPANY RESPONSE:

Notes to Staff – Each reporting period, our investment management subsidiary, Stateco and our staff responsible for our GAAP financial reporting perform separate reviews of individual securities for other-than-temporary impairments. Factors considered include an individual company’s future business prospects, current financial condition and results, the expected impact of government actions and the economy, opinions and estimates of analysts providing coverage on the company, and the length of time and extent to which fair value has been below cost. The results of these reviews are discussed with our Chief Accounting Officer, Chief Investment Officer and Chief Financial Officer. Based on this information, our judgment regarding the ability of each security to recover in the near term, and our ability and intent to hold the securities through their anticipated recovery periods, we record a realized loss for those securities that we conclude are other-than-temporarily impaired.

For the year ended December 31, 2008, we determined that 26 large-cap equity securities were other-than-temporarily impaired and recorded a total of $24.2 million of realized losses for those securities. For the six months ended June 30, 2009, we determined that 10 large-cap equity securities were other-than-temporarily impaired and recorded a total of $6.1 million of realized losses for those securities. We concluded (for the reasons listed above) that the remaining securities in an unrealized loss position at December 31, 2008 and June 30, 2009 had the ability to recover in the near term.

December 31, 2008
($ millions)	# of	Unrealized
	Securities	Losses

Equity securities:
Unrealized loss for six months or less	36	$11.6
Unrealized loss for six to nine months	1	0.4
Unrealized loss for nine to twelve months	0	0.0
Unrealized loss for greater than twelve months	5	1.4

Total	42	$13.4

June 30, 2009
($ millions)	# of	Unrealized
	Securities	Losses

Equity securities:
Unrealized loss for six months or less	15	$2.3
Unrealized loss for six to nine months	6	1.6
Unrealized loss for nine to twelve months	5	1.0
Unrealized loss for greater than twelve months	4	3.3

Total	30	$8.2

Through September 30, 2009, we determined that seven equity securities were other-than-temporarily impaired and recorded a total of $4.8 million (based on the market value at the time of write down) of realized losses that were in an unrealized loss position totaling $3.1 million at December 31, 2008. This includes five securities other-than-temporarily impaired at March 31, 2009 totaling $3.5 million. These securities’ (industrial and energy sectors) fair values declined further during the first quarter of 2009 to levels such where we concluded the securities could not recover in value in the near term which was in direct contrast with our previous expectations. During the second quarter, we determined that one security from the industrial sector was other-than-temporarily impaired and recorded $0.5 million of realized losses based on the issuer disclosing an expected weaker demand for its products to continue throughout 2010, despite, in our opinion, improving business conditions. During the third quarter, we determined that one security from the industrial sector was other-than-temporarily impaired and recorded $0.8 million of realized losses as the issuer failed to show expected improvement in 2009, and we no longer believed it could recover in the near term as we had expected based upon our previous analysis.

3. Fair Value of Financial Instruments, page 101

4.	Please disclose, in MD&A, information obtained from independent pricing services and brokers as follows:

•	The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from the independent pricing services or brokers; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

COMPANY RESPONSE:

Notes to Staff – Except for an insignificant percent (approximately 0.1% as of December 31, 2008), we obtain one price per security from one independent pricing service for all of our fixed maturities and equity securities and do not adjust the value obtained. Through discussions with the pricing service, we gain an understanding of the methodologies used to price the different types of securities. To validate the prices obtained we use information gathered from other independent pricing sources, such as Bloomberg, to affirm the reasonableness of the valuation. At December 31, 2008, market inputs were available for all of our securities priced by the independent pricing service. Therefore, no broker quotes were used.

To clarify and enhance our disclosures, we will include the following expanded disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Investment Operations Segment regarding Fair Value of Financial Instruments commencing with our Form 10-Q for the quarter ended September 30, 2009.

We primarily use one independent nationally recognized pricing service in developing fair value estimates. We obtain one price per security, and our processes and control procedures are designed to ensure the value is accurately recorded on an unadjusted basis. Through discussions with the pricing service, we gain an understanding of the methodologies used to price the different types of securities, that the data and the valuation methods utilized are appropriate and consistently applied, and that the assumptions are reasonable and representative of fair value. To validate the reasonableness of the valuations obtained from the pricing service, we compare to other fair value pricing information gathered from other independent pricing sources.

5.	Please address, in MD&A, the following:

•	The significant assumptions and other inputs used in your valuation models and a description of how these assumptions and inputs were derived;

•	Whether the valuation models used have changed from prior periods and a disclosure of the quantitative effect of such changes to the extent possible; and

•	A sensitivity analysis of the effect on operations and financial position of reasonably likely changes in the assumptions used.

COMPANY RESPONSE:

Notes to Staff – Only, an insignificant percent (approximately 0.1% as of December 31, 2008) of the portfolio was priced using a valuation model (i.e. cash flow model). We do not believe that a discussion of the potential variability of the valuation models’ assumptions for such a small component of our fixed maturities portfolio, and the effect of such variability on our financial results, would be material to investors. Accordingly, we do not intend to add specific disclosures regarding changes in key assumptions.

6.	Please revise your disclosure in the MD&A to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

COMPANY RESPONSE:

Notes to Staff – At December 31, 2008, $634.6 million of our municipal securities, or approximately 44% of our municipal securities portfolio, were insured by third-party monoline insurers. When disclosing the credit ratings of our municipal securities within the Form 10-K, we use the underlying credit rating of the security excluding the third-party bond insurance (or “Credit Enhancement”), as the Credit Enhancement is not a primary consideration when we purchase or evaluate a municipal security. Additionally, we do not have any investment in a guarantor or, more specifically a bond insurer. We will include the following expanded disclosure and related table in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Market Risk commencing with our 2009 Form 10-K, revised and updated as appropriate as of the end of such period.

Our fixed maturity investment portfolio at December 31, 2008 included securities issued by numerous municipalities with a total carrying value of $1,451.0 million. Approximately $634.6 million of these securities, or approximately 44% of our municipal securities portfolio, were enhanced by third-party monoline insurers (a “Credit Enhancement”) for the payment of principal and interest in the event of an issuer default. A Credit Enhancement is not a primary consideration to us when purchasing a municipal security, as we consider the underlying credit rating of the security as the only rating factor in our evaluation process. Of the total $1,451.0 million of municipal securities in our investment portfolio at December 31, 2008, approximately 92% were rated AA or better, without the benefit of a Credit Enhancement.

The following table details the credit ratings of our municipal securities, excluding any Credit Enhancements, based on ratings by nationally recognized rating agencies.

($ millions)
RATING	TOTAL
AAA	$476.7
AA	862.0
A	106.1
Other	6.2
Total	$1,451.0

The following table shows the composition of the insurers providing Credit Enhancements at December 31, 2008, along with the corresponding underlying credit rating of the issuer of the security.

MONOLINE INSURER / UNDERLYING RATING	TOTAL

($ millions)
AMBAC
AAA	$12.7
AA	90.7
A	42.6
Other	2.6

148.6

FGIC
AAA	40.4
AA	10.1

50.5

FSA
AAA	37.5
AA	215.7
A	34.5
Other	3.6

291.3

National Public Finance Guarantee formerly MBIA
AAA	16.4
AA	109.0
A	10.7

136.1

XLCA
A	8.1

8.1

Total	$634.6

We do not believe that a loss of a Credit Enhancement would have a material adverse impact on our results of operations, financial position or liquidity, due to the underlying strength of the issuers of the securities, as well as our ability and intent to hold the securities. In addition, as of December 31, 2008, we had no direct investment in any guarantor including any bond insurer.

Form 10-Q June 30, 2009

7.	Please tell us why you believe that your presentation of other-than-temporary impairments of investments on the statement of income complies with paragraphs 35 and 36 of FSP 115-2.

COMPANY RESPONSE:

Notes to Staff – Please see our disclosures regarding other-than-temporary impairments contained in both Note 2 to our June 30, 2009 financial statements and in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Investment Operations Segment included in our 2009 Second Quarter Form 10-Q, which disclosed that our other-than-temporary impairments for the three and six months ended June 30, 2009 were limited to equity securities. As there were no credit-related other-than-temporary impairments with respect to our fixed maturity securities, a separate breakout for recognized credit-related other-than-temporary impairment in the statement of income was not warranted.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information or clarification, please contact me at your convenience.

Sincerely,

/s/ Steven E. English

Vice President and Chief Financial Officer

Copies to:

Jim B. Rosenberg, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Ibolya Ignat, Securities and Exchange Commission

Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation

Ernst & Young LLP

Baker & Hostetler LLP